June 17, 2016

Dietrich A. King
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549.

Re:	First Hawaiian, Inc. Confidential Draft Registration Statement on Form S-1 (File No. 377-01277)

Dear Mr. King:

On behalf of our client, First Hawaiian, Inc. (the “Company”), enclosed please find a copy of Confidential Draft Submission No. 4 (the “Revised Draft”) of the above-referenced Registration Statement (the “Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on the date hereof, marked to show changes from the draft of the Registration Statement submitted to the Commission confidentially on May 13, 2016.

The changes reflected in the Revised Draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 25, 2016 (the “Comment Letter”). The Revised Draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we have reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Risk Factors

Risks Related to Our Business

Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations, page 22

1.                                      We note your new risk factor. Please revise the risk factor either to identify or to provide representative illustrations of the specific areas of concentration giving rise to the risks the risk factor is intended to address.

The Company has revised the disclosure on pages 23 and 24 of the Revised Draft in response to the Staff’s comment.

Unaudited Interim Condensed Combined Financial Statements
Notes to Condensed Combined Financial Statements (unaudited)
Note 2. Investment Securities — Visa Class B Restricted Shares, page F-91

2.                                      We note your disclosure on page 75 that you attribute your increase in net income in the first quarter of 2016 when compared to the same period in the prior year primarily to the $22.7 million gain on the sale of 274,000 shares of Visa Class B restricted shares. Please enhance your disclosure to include a discussion of when and how you acquired the Visa Class B restricted shares as well as the number of shares owned and their carrying value at each period end (i.e., March 31, 2016, December 31, 2015 and December 31, 2014).

The Company has revised the disclosure on page F-92 of the Revised Draft in response to the Staff’s comment.

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If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com).

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Benjamin Phippen
Amit Pande
(Securities and Exchange Commission)

Robert S. Harrison
Eric Yeaman
(First Hawaiian, Inc.)

Jennifer L. Lee
Yael R. Tzipori
(Sullivan & Cromwell LLP)